December 20, 2018

VIA EDGAR TRANSMISSION

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended September 30, 2018
File No. 000-15057

Ladies and Gentlemen:

P.A.M. Transportation Services, Inc. (“we” or the “Company”) respectfully requests an extension until January 11, 2019, to respond to the SEC Staff’s comment letter, dated December 17, 2018, regarding the above-referenced filings. We are requesting this extension due to certain necessary Company personnel and advisors being out of the office during the holiday season. Granting this extension will allow the Company adequate time to complete our response. We greatly appreciate the Staff’s willingness to accommodate our request.

If you have any questions or require further information, please contact me at (479) 361-9111 or the Company’s outside counsel, Mr. Courtney Crouch, at (501) 688-8822.

Sincerely,

/s/ Allen W. West

Allen W. West
Vice President of Finance, Chief Financial Officer,
Secretary and Treasurer

cc:	Via E-mail
Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.